Exhibit 4.1

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 28 day of December, 2023.

B E T W E E N:

SPHERE 3D CORP., a corporation existing under the laws of the Province of Ontario,

(hereinafter called the "Vendor")

OF THE FIRST PART;

- and -

JOSEPH O'DANIEL, an individual resident in the State of Texas,

(hereinafter called the "Purchaser")

OF THE SECOND PART.

RECITALS:

A. The Vendor is the registered and beneficial owner of 100 common stock, $0.0001 par value per share (the "Purchased Shares") in the capital of HVE Inc., a Delaware company (the "Corporation").

B. The Purchaser is the President of the Corporation.

C. The Vendor wishes to sell to the Purchaser and the Purchaser wishes to purchase from the Vendor the Purchased Shares upon the terms and conditions hereinafter set out.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions, agreements and promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties to this Agreement, the Parties agree as follows:

ARTICLE 1
DEFINITION AND RULES OF INTERPRETATION

1.1 Definitions

Throughout this Agreement, the following terms shall have the following corresponding meanings:

"Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

"Agreement", "this Agreement", "the Agreement", "hereof", "herein", "hereto", "hereby", "hereunder" and similar expressions mean this share purchase agreement dated as of the date hereof between the Parties, including all instruments amending or restating this Agreement.  All references to "Articles" and "Sections" mean and refer to the specified article and section of this Agreement.

"Applicable Securities Laws" means any and all securities laws, including statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdictions in which the Shares will be offered, sold and issued.

"Assumed Debt" shall have the meaning given to it in 2.2(b).

"Corporation" shall have the meaning given to it in the recitals above.

"Closing" has the meaning given to it in Section 5.1.

"Closing Date" means the date of this Agreement, or such other date as the Parties may agree upon in writing as the date upon which the Closing shall take place.

"Governmental Authority" means any: (a) multinational, national, federal, provincial, territorial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, ministry, tribunal, bureau, agency or instrumentality, domestic or foreign; (b) subdivision or authority of any of the foregoing; (c) stock-exchange; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Inter-Company Indebtedness" means the amounts owing by the Corporation to the Vendor and its Affiliates as of the date hereof, excluding the Assumed Debt.

"Inter-Company Loan Contribution Agreement" means the so-titled agreement of even date herewith between the Vendor and the Corporation.

"Material Adverse Effect" means any event, occurrence, fact, condition or change that is materially adverse to the business, results of operations, financial condition or assets of the Corporation, taken as a whole.

"Parties" means collectively the Vendor and the Purchaser and "Party" means either of them.

"Payment Agreement" means the payment agreement dated even date herewith between the Vendor and the Purchaser which provides, inter alia, for the payment of $400,000 to the Purchaser pursuant to the terms of the Amended and Restated Retention Agreement dated September 15, 2019 between the Vendor and the Purchaser, which supersedes the terms of the Retention Agreement dated August 15, 2019 between the Vendor and the Purchaser, which in turn supersedes the terms of the employment letter dated January 25, 2017 between the Vendor and the Purchaser.

"Person" means any individual, partnership, limited partnership, corporation, joint venture, association, joint stock company, trust, unincorporated organization or a government or an agency thereof.

"Purchase Price" shall have the meaning given to it in Section 2.2 of this Agreement.

"Purchased Shares" shall have the meaning given to it in the recitals above.

"Straddle Period" has the meaning given to it in Section 6.1.

"Tax" means (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, margins, transfer, franchise, profits, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, or windfall profit tax, withholding on amounts paid to or by the Vendor or any of its Affiliates, custom, duty, or other tax, escheat of unclaimed funds or property, governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax, or additional amount imposed by any Governmental Authority, (b) any liability of the Vendor or any of its Affiliates for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined, or unitary group, or being a party to any agreement or arrangement whereby liability of the Vendor or any of its Affiliates for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability of the Vendor or any of its Affiliates for the payment of any amounts as a result of being a party to any tax sharing agreements or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.

"Tax Returns" means all returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, or any amendment thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment or collection of any Taxes of any party or the administration, implementation, or enforcement of or compliance with any applicable laws relating to any Taxes.

1.1 Rules of Interpretation

(a) Time - Time is of the essence in and of this Agreement.

(b) Currency - Unless otherwise specified, all references to amounts of money in this Agreement refer to the lawful currency of the United States of America.

(c) Headings - The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections.  The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

(d) Plurals and Gender - The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such persons or circumstances as the context otherwise permits.

(e) Statutory References - Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

1.2 Entire Agreement

(a) This Agreement together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the Parties.  There are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement.

(b) No supplement, modification, amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.3 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without regards to its conflicts of laws principles and shall be treated, in all respects, as an Ontario contract.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1 Sale of Purchased Shares

(a) The Vendor hereby sells, assigns and transfers to the Purchaser, and the Purchaser hereby purchases from the Vendor, the Purchased Shares.

(b) The Vendor hereby remises, releases and forever discharges, in favour of the Purchaser, all right, title and interest of the Vendor in or to the Purchased Shares and, for greater certainty, the Vendor hereby specifically and irrevocably agrees that the Purchaser shall be entitled to the benefit of the Purchased Shares whether the share certificates in respect thereof exist and whether such certificates are endorsed for transfer.

2.2 Purchase Price

The Vendor and the Purchaser hereby agree that the purchase price (the "Purchase Price") for the Purchased Shares shall be equal to the following amounts:

(a) the amount of $1.00 USD (the "Closing Payment"); plus

(b) the amount of all liabilities of the Corporation as of the Closing Date, including without limitation, deferred revenue, work in progress, employee obligations, and the liabilities as reflected in the current financial statements of the Vendor (the "Assumed Debt").

2.3 Payment of Purchase Price

On the Closing Date, the Purchase Price shall be satisfied by the Purchaser as follows:

(a) pay to the Vendor an amount equal to the Closing Payment by cash; and

(b) assume the Assumed Debt.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES BY THE VENDOR

The Vendor represents and warrants to the Purchaser that the statements contained in this Article 3 are true and correct as of the date hereof.

3.1 Authorization of Vendor

The Vendor has all necessary power, authority and capacity to enter into this Agreement and to carry out the Vendor's obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

3.2 Corporate Status and Authorization

The Corporation is duly incorporated, validly existing, organized and in good standing under the laws of the State of Delaware and has not been dissolved. The Corporation has the corporate power and capacity to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Corporation is duly licensed or registered to carry on business in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or registration necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. All corporate actions taken by the Corporation in connection with this Agreement have been duly authorized.

3.3 Ownership of Purchased Shares

The Purchased Shares are legally and beneficially owned by the Vendor and the Vendor has the exclusive right and full power and absolute authority to sell, assign and transfer the Purchased Shares and owns the Purchased Shares with good and marketable title, free and clear of all mortgages, liens, charges, pledges, claims, security interests and other encumbrances whatsoever.

3.4 No Other Purchase Agreements

No person, firm or corporation has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment for the acquisition from the Vendor of the Purchased Shares.

3.5 No Conflicts; Consents

(a) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein nor compliance by the Vendor with any provisions hereof will (i) conflict with or result in a breach of the constating documents of the Vendor, (ii) conflict with or result in a breach or a default under any material contract or obligation to which the Vendor or the Corporation is a party, or by which the Vendor or the Corporation is bound, (iii) violate any laws applicable to the Vendor or the Corporation, or (iv) result in the creation of any lien upon any of the Purchased Shares.

(b) No consent or approval by, or any notification or filing with, any Person is required in connection with the execution, delivery or performance by the Vendor of this Agreement, except for approvals or filings pursuant to Applicable Securities Laws.

3.6 Vendor's Residency

The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

3.7 Bankruptcy Status

The Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, has not had any petition or a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, has not taken any proceeding to have a receiver appointed of any part of his assets, has not had any encumbrancer take possession of any of its property, and has not had any execution or distress become enforceable or become levied upon any of its property.

3.8 Legal Proceedings

No suits, actions or legal proceedings of any sort are pending or are threatened which would restrain or otherwise prevent, in any manner, the Vendor from effectually and legally transferring the Purchased Shares to the Purchaser free and clear of any and all claims, liens, security interests and encumbrances pursuant to this Agreement, nor are there any suits, actions or other legal proceedings pending or threatened, the effect of which would be to make the Purchaser or the Vendor or any of them liable for damages, to divest title to the Purchased Shares, or to cause a lien to attach to the Purchased Shares, and the Vendor has no knowledge of any claims which could give rise to such a suit, action or legal proceeding.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor that the statements contained in this Article 4 are true and correct as of the date hereof.

4.1 Authorization of Purchaser

The Purchaser has all necessary power, authority and capacity to enter into this Agreement and to carry out the Purchaser's obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

4.2 No Conflicts; Consents

(a) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein nor compliance by the Purchaser with any provisions hereof will (i) conflict with or result in a breach or a default under any material contract or obligation to which the Purchaser is a party, or by which the Purchaser is bound, (ii) violate any laws applicable to the Purchaser, or (iii) result in the creation of any lien upon any of the Purchased Shares.

(b) No consent or approval by, or any notification or filing with, any third party or Governmental Authority is required in connection with the execution, delivery or performance by the Purchaser of this Agreement, except for approvals or filings pursuant to Applicable Securities Laws.

4.3 Bankruptcy Status

The Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to his creditors generally, has not had any petition or receiving order in bankruptcy filed against him, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have himself declared bankrupt, has not taken any proceeding to have a receiver appointed of any part of his assets, has not had any encumbrancer take possession of any of his property, and has not had any execution or distress become enforceable or become levied upon any of his property.

4.4 Legal Proceedings

No suits, actions or legal proceedings of any sort are pending or are threatened which would restrain or otherwise prevent, in any manner, the Purchaser from effectually and legally purchasing the Purchased Shares from the Vendor pursuant to this Agreement, nor are there any suits, actions or other legal proceedings pending or threatened, the effect of which would be to make the Purchaser or the Vendor or any of them liable for damages, and the Purchaser has no knowledge of any claims which could give rise to such a suit, action or legal proceeding.

4.5 Taxes

All income and other material Tax Returns required to be filed by the Corporation have been duly and timely filed (subject to any applicable valid extensions), and all such Tax Returns are true, complete and correct in all material respects. The Corporation has paid all income and other material Taxes due (whether or not shown on any Tax Return) as of the Closing.  The Purchaser is not providing any representations and warranties with regard to the Company's pre-closing Taxes.

ARTICLE 5
CLOSING

5.1 Closing

The purchase and sale of the Purchased Shares shall be completed virtually on the date hereof or at such other place and time as may be mutually agreed upon by the Parties (the "Closing").

5.2 Conditions to Closing

The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a) all consents, authorizations, orders and approvals required under Applicable Securities Laws, if any, shall have been received by the Parties;

(b) the board of directors of the Vendor shall have authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

(c) the Vendor shall have received a valuation of the Corporation, prepared by an independent valuator, in the amount and form satisfactory to the Vendor, and the Vendor shall furnish a copy of same to Purchaser;

(d) the Vendor and its Affiliates shall have forgiven or otherwise settled the Inter-Company Indebtedness;

(e) the Purchaser shall have received the deliveries set out in Section 5.3(a); and

(f) the Vendor shall have received the deliveries set out in Section 5.3(b).

5.3 Closing Deliveries

On the Closing,

(a) the Vendor shall deliver or caused to be delivered to the Purchaser:

(i) certificates representing the Purchased Shares together with duly endorsed forms of transfer authorizing the transfer of the Purchased Shares to the Purchaser;

(ii) a copy of the resolution of the director of the Corporation authorizing the transactions contemplated hereunder;

(iii) all paperwork it has in its possession relating to the minute book documents of the Corporation and/or to the books and records of the Corporation including but not limited to tax returns, deposit account statements, and any other business records of the Corporation;

(iv) a resignation as director and officer of the Corporation by each of Patricia Trompeter in her capacity as a director and Chief Executive Officer, and Kurt Kalbfleisch in his capacity as Chief Financial Officer and Secretary;

(v) a complete release, with effect from the date hereof, of all claims against the Purchaser, the Corporation and its Affiliates which the Vendor now has or in the future may have in respect of any and all matters whatsoever existing to the date hereof, save and except for any obligations owing under this Agreement, the Payment Agreement or the Intercompany Loan Contribution Agreement; and

(vi) such other documents as may be reasonably necessary and consistent with the terms of this Agreement in order to complete the transactions contemplated herein.

(b) the Purchaser shall deliver to the Vendor:

(i) deliver to the Vendor the Purchase Price in accordance with the provisions of Section 2.3;

(ii) a complete release, with effect from the date hereof, of all claims against the Purchaser and its Affiliates which the Purchaser now has or in the future may have in respect of any and all matters whatsoever existing to the date hereof, save and except for any amounts owing under the Payment Agreement or obligations owing under this Agreement or the Intercompany Loan Contribution Agreement; and

(iii) such other documents as may be reasonably necessary and consistent with the terms of this Agreement in order to complete the transactions contemplated herein.

ARTICLE 6
TAXES

6.1 Straddle Period

In the case of any taxable period that begins before and includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes attributable to the pre-closing Tax period shall (a) in the case of property, ad valorem, and other Taxes imposed on a periodic basis or which accrue based on the passage of time, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that include or precede the Closing Date, and the denominator of which is the number of days in the entire Straddle Period, and (b) in the case of other Taxes, be based on an interim closing of the books as of the close of business on the Closing Date.

6.2  Tax Returns

Purchaser shall prepare, or cause to be prepared, in a manner consistent with prior practice, and timely file, or cause to be filed, all Tax Returns of the Corporation in respect of any pre-closing Tax period or Staddle Period required to be timely filed after the Closing Date. In the case of any such Tax Return that reflects a Tax for which the Vendor could be liable under this Agreement, Purchaser shall use commercially reasonable efforts to deliver or make available a draft of such Tax Return to the Vendor for review and comment no later than thirty (30) days prior to filing of such Tax Return. The Vendor shall provide any written comments to such draft Tax Return to Purchaser no later than twenty (20) days after receiving or receiving access to such Tax Return and, if the Vendor does not provide any written comments to such Tax Return to Purchaser within twenty (20) days after receiving or receiving access to such Tax Return, the Vendor shall be deemed to have accepted such Tax Return. Purchaser shall consider any timely provided comments of the Vendor to a draft Tax Return in good faith and, if any Tax Returns addressed by this Section include a material amount of Taxes for which the Vendor could be liable under this Agreement, Purchaser shall incorporate any such comments received from the Vendor that are sustainable on a "more likely than not" basis (as determined by Purchaser in good faith consultation with the Vendor).

6.3  Post-Closing Tax Actions

Except as required by applicable Law, Purchaser shall not, and shall cause the Corporation not to, (a) make any amendment to any Tax Returns for any Pre-Closing Tax Period, (b) make, change or revoke any Tax election that has retroactive effect to any Pre-Closing Tax Period, or (c) enter into a voluntary disclosure or similar agreement, or otherwise voluntarily disclose information to, a Taxing authority with respect to a Pre-Closing Tax Period, in each case without the Vendor's prior written consent (not to be unreasonably withheld, conditioned or delayed) if such action may result in Taxes for which the Vendor could be liable under this Agreement.

6.4 Liability for Taxes

Notwithstanding anything to the contrary in this Agreement, the Vendor shall not be liable for indemnification with respect to (and Purchaser shall pay or cause to be paid): (a) Taxes incurred by the Corporation, Purchaser or any of their respective Affiliates as a result of actions outside the ordinary course of business taken by Purchaser or the Corporation or any of their Affiliates after the closing on the Closing Date; (b) any Taxes arising as a result of a breach of Section 6.3 by Purchaser, the Corporation or any of their Affiliates; (c) any Losses related to or arising from the amount, value or condition of any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) or the ability of Purchaser, the Corporation or any of their Affiliates to utilize any such Tax asset or attribute in any Tax period or portion thereof (including any Straddle Period) beginning after the Closing Date; or (d) Taxes of the Corporation incurred after the Closing Date including any portion of a Straddle Period after the Closing Date.

6.5  Tax Cooperation

The Purchaser and the Vendor agree to promptly furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Corporation as is reasonably necessary for the filing of all Tax Returns and making of any election related to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. The Purchaser and the Vendor agree to maintain or arrange for the maintenance of all records necessary to comply with this Section 6.5, including all Tax Returns, schedules and work papers and all material records or other documents relating thereto, until the expiration of the applicable statute of limitations (including extensions) for the taxable years (or portions thereof) to which such Tax Returns and other documents relate and, unless the relevant portions of such Tax Returns and other documents are offered to the other party, until the final determination of any payments which may be required in respect of such years under this Agreement or such longer period as may be required hereof. Any information obtained under this Section 6.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other Tax-related proceeding. Each Party agrees to afford the other reasonable access to such records during normal business hours.

6.6  Transfer Taxes

Purchaser will pay, or cause to be paid, any and all real property transfer tax, stamp tax, stock transfer tax, or other similar Tax imposed on the Corporation or one or more of the Vendors as a result of the transaction contemplated by this Agreement.

ARTICLE 7

GENERAL PROVISIONS

7.1 Survival

Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in Article 3 and Article 4 shall survive the Closing and shall remain in full force and effect until the date that is 12 months from the Closing Date.

7.2 Waiver

No waiver of any provision of this Agreement shall be binding unless it is in writing. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

7.3 Severability

If any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be illegal, invalid or unenforceable: (a) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall not be affected thereby; and (b) the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement. Each provision of this Agreement shall be legal, valid and enforceable to the fullest extent permitted by law.

7.4 Assignment and Enurement

This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns hereunder.

7.5 Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

7.6 Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.7 Jurisdiction

Each of the Parties to this Agreement irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and irrevocably waives, to the fullest extent permitted by law, any objection or defense relating to lack of personal jurisdiction, improper venue, or forum non conveniens with respect to such courts.

7.8 Execution by Electronic Transmission

The signature of any of the Parties hereto may be evidenced by a facsimile, scanned email or internet transmission copy of this Agreement bearing such signature.

7.9 Counterparts

This Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution or transmission of any counterpart, each counterpart shall be deemed to have the effective date first written above.

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IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

/s/ Joseph O'Daniel
Joseph O'Daniel

SPHERE 3D CORP.

Per:	/s/ Patricia Trompeter
Name: Patricia Trompeter
Title: Chief Executive Officer